Exhibit 99.1

ZOOZ Strategy Ltd. Annual Shareholder Letter

Tel Aviv, Israel, December 31, 2025 – ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ)

Fellow Shareholders,

The year 2025 was one of definitive transformation for our company. We started the year as ZOOZ Power, a kinetic energy storage company, and we end as ZOOZ Strategy —the first Nasdaq and TASE dual-listed company to adopt Bitcoin as its primary treasury reserve asset.

ZOOZ’s strategy adjustment was a fundamental recognition of a shift in the global economic reality. By transitioning our balance sheet to a Bitcoin standard, we are positioned to serve as a bridge between conventional capital markets and the emergent digital asset economy. I wanted to take this opportunity to articulate for you, our investors, management’s outlook for the asset class that now anchors our value, and the operational roadmap ahead.

The Bitcoin Outlook: A Future of Asymmetric Opportunity

Despite recent volatility, usually inherent in emerging asset classes, management’s conviction in Bitcoin remains unshakable. We view it as not just digital currency, but potentially as a premier store of value, which management believes to be reliable collateral that is open, neutral, and censorship-resistant.

The market dynamics we have witnessed in the last few months reflect the realities of a maturing asset. While short-term price action captures headlines, we believe that underlying fundamentals suggest a deeper and longer-term trend for potential broadening institutional adoption, growing interest on the part of sovereign states and funds, and increasing scarcity of the asset itself. We believe we are in the early stages of a multi-decade growth-story for Bitcoin. As global liquidity expands, we believe that Bitcoin stands as both a singular hedge and unique vehicle for asymmetric upside. And we are proving our optimism about the market by positioning ourselves to seize on it.

Our Strategic Pillars for 2026

Our mission is to maximize shareholder value per share. To achieve this, we intend to execute a four-part strategy in 2026:

1.	Optimization of Legacy Operations: Aggressively reducing costs within our legacy kinetic energy storage business, with the goal of streamlining these operations to ensure they do not impede on our primary treasury focus, preserving capital that can be better deployed.

2.	Improved Transparency: As evidenced by the recent launch of our Treasury Dashboard, we aim for improved transparency that will assist you in knowing how much Bitcoin we hold, how we hold it, and the value it represents per share. We aim to set the gold standard for corporate reporting in the digital asset space.

3.	Yield Generation: We are identifying low-risk, institutional-grade opportunities to potentially earn yield from our Bitcoin and cash positions. We intend to accrete value to our treasury without diluting shareholders.

4.	Strategic Expansion: We are considering adding a tangential, cash-flowing businesses within the Bitcoin ecosystem. We are exploring synergistic opportunities that can add robust operating cash flow to our holding company structure, further fueling our ability to acquire and hold strategic assets.

Looking Ahead

We are building ZOOZ for the long term. volatility in the markets is the price of admission for the returns we seek. We are grateful for your trust as we navigate this new frontier.

Thank you for being part of this journey,

Jordan Fried

Chief Executive Officer

ZOOZ Strategy Ltd.

Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this letter other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this letter include statements regarding the future operations and performance of the Bitcoin market, the execution of the Company’s Bitcoin treasury strategy and the potential value to shareholders and the Company’s strategic plans and pillars, including the execution thereof, their outcome and the value that they may bring shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this letter. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this letter are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.